August 22, 2025

Claudia Goldfarb
Chief Executive Officer
Sow Good Inc.
1440 N Union Bower Rd
Irving, TX 75061

       Re: Sow Good Inc.
           Registration Statement on Form S-1
           Filed August 19, 2025
           File No. 333-289718
Dear Claudia Goldfarb:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Drew M. Valentine